UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

HILTON GRAND VACATIONS INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

43283X105
(CUSIP Number)

Erin E. Martin, Esq. Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue NW Washington, DC 20004 (202) 739-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP Dakota Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,702,064
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,702,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,702,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP VIII Dakota Holdings Borrower, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,593,761
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,593,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,593,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP Dakota Co-Invest GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,702,064
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,702,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,702,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP VIII Dakota Holdings Borrower GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,593,761
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,593,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,593,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS AP VIII Dakota Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,593,761
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,593,761

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,593,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS Apollo Advisors VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS Apollo Capital Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS APH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 43283X105

1	NAME OF REPORTING PERSONS Apollo Principal Holdings A GP, Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,295,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,295,825

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,295,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON CO

(1) On September 30, 2024, Apollo Principal Holdings III GP, Ltd. changed its name to Apollo Principal Holdings A GP, Ltd.

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D,” and, as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Reporting Persons therein described on August 11, 2021, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Hilton Grand Vacations Inc., a Delaware corporation (“HGV,” the “Issuer” or the “Company”).

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meaning assigned thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed jointly by: (i) AP Dakota Co-Invest, L.P. (“Dakota Co-Invest”); (ii) AP VIII Dakota Holdings Borrower, L.P. (“Dakota Holdings Borrower”); (iii) AP Dakota Co-Invest GP, LLC (“Dakota Co-Invest GP”); (iv) AP VIII Dakota Holdings Borrower GP, LLC (“Borrower GP LLC”); (v) AP VIII Dakota Holdings, L.P. (“Dakota Holdings LP”); (vi) Apollo Advisors VIII, L.P. (“Advisors VIII”); (vii) Apollo Capital Management VIII, LLC (“Capital Management VIII”);(viii) APH Holdings, L.P. (“APH Holdings”); and (ix) Apollo Principal Holdings A GP, Ltd. (“Principal Holdings A GP”). The foregoing are referred to herein collectively as the “Reporting Persons.”

Dakota Co-Invest and Dakota Holdings Borrower each hold securities of the Issuer and are principally engaged in the business of investment in securities. Advisors VIII is the sole member of Dakota Co-Invest GP, which serves as the general partner of Dakota Co-Invest. Borrower GP LLC serves as the general partner of Dakota Holdings Borrower and Dakota Holdings LP serves as the sole member of Borrower GP LLC. Advisors VIII serves as the general partner of Dakota Holdings LP. Capital Management VIII serves as the general partner of Advisors VIII. APH Holdings serves as the sole member of Capital Management VIII, and Principal Holdings A GP serves as the general partner of APH Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal Holdings A GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of Dakota Co-Invest, Dakota Co-Invest GP, Advisors VIII, Capital Management VIII, APH Holdings, is 100 West Putnam Avenue, Greenwich, Connecticut 06830. The address of the principal office of Dakota Holdings Borrower, Borrower GP LLC, and Dakota Holdings LP is c/o Apollo Management Holdings, L.P., 9 West 57th Street, 41st Floor, New York, NY 10019. The address of the principal business office of Principal Holdings A GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008.

Citizenship:

Dakota Co-Invest	Delaware
Dakota Holdings Borrower	Delaware
Dakota Co-Invest GP	Delaware
Borrower GP LLC	Delaware
Dakota Holdings LP	Delaware
Advisors VIII	Delaware
Capital Management VIII	Delaware
APH Holdings	Cayman Islands
Principal Holdings A GP	Cayman Islands

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock held by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	26,295,825
Sole Dispositive Power	0
Shared Dispositive Power	26,295,825

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 26.7%, based on a total of 98,488,634 shares of Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 7, 2024.

Dakota Co-Invest GP, Borrower GP LLC, Dakota Holdings LP, Advisors VIII, Capital Management VIII, APH Holdings, and Principal Holdings A GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers and directors, of Principal Holdings A GP, each disclaims beneficial ownership of all Common Stock owned of record by Dakota Co-Invest and Dakota Holdings Borrower, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) The Reporting Persons effected the following transaction of the Common Stock during the past sixty days: on November 25, 2024, the Reporting Persons set forth below sold an aggregate of 4,000,000 shares of Common Stock for $42.10 per share on the open market:

Dakota Co-Invest	1,019,487
Dakota Holdings Borrower	2,980,513

(d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2024

AP DAKOTA CO-INVEST, L.P.

By:	AP Dakota Co-Invest GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP VIII DAKOTA HOLDINGS BORROWER, L.P.

By:	AP VIII Dakota Holdings Borrower GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP DAKOTA CO-INVEST GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO ADVISORS VIII, L.P.

By:	Apollo Capital Management VIII, LLC,
its general partner

By:	/s/ James Elworth
James Elworth
Vice President

AP VIII DAKOTA HOLDINGS BORROWER GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

AP VIII DAKOTA HOLDINGS, L.P.

By:	Apollo Advisors VIII, L.P.,
its general partner

	By:	Apollo Capital Management VIII, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

APOLLO CAPITAL MANAGEMENT VIII, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APH Holdings, L.P.

By:		Apollo Principal Holdings A GP, Ltd.,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO PRINCIPAL HOLDINGS A GP, LTD.

By:		/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Principal Holdings A GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Principal III GP

The managers, directors and principal executive officers of Principal Holdings A GP are Marc Rowan, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Principal Holdings A GP and other related investment managers and advisors.

None of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, 41st Floor, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.